PO

SEC MAIL PROCESSING
SECURITIES

16000031

FEB 05 2016

WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 WEST FIRST STREET, SUITE 104

(No. and Street)

GRANITE CITY, IL 62040

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN F. SPENGEMANN 314-863-7066

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALS

OATH OR AFFIRMATION

I, BRIAN F. SPENGEMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVENTRY CAPITAL, INC., as of SEPTEMBER 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

H.C.A. FIGUEIRA
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Mar. 13, 2017
Commission # 13653402

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVENTRY CAPITAL, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

We have audited the accompanying statement of financial condition of Coventry Capital, Inc., (an Illinois Corporation), as of September 30, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Coventry Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Coventry Capital, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements and the Reconciliation between audited and unaudited net capital computation reports have been subjected to audit procedures performed in conjunction with the audit of Coventry Capital, Inc.'s financial statements. The supplemental information is the responsibility of Coventry Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
DECEMBER 30, 2015

COVENTRY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2015

CURRENT ASSETS		
Cash and cash equivalents	$	455
Clearing deposit		13,722
Clearing cash		12,577
Accrued interest receivable		89
Commissions receivable		8,744
		35,587
OTHER ASSETS		
Receivable from stockholder		141,146
Property and equipment, net of accumulated depreciation of $17,000		-
TOTAL OTHER ASSETS		141,146
TOTAL ASSETS	$	176,733

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	9,610
TOTAL LIABILITIES		9,610
STOCKHOLDERS' EQUITY		
Common stock, no par value Shares authorized 2,000; issued and outstanding; 50		104,000
Additional paid in capital		47,700
Retained earnings		15,423
TOTAL STOCKHOLDERS' EQUITY		167,123
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	176,733

COVENTRY CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2015

REVENUE		
Commissions and fees	$	160,654
Interest income		14
Mark to market adjustment		(147)
TOTAL REVENUE		160,521
EXPENSES		
Broker clearing fees and expenses	$	58,730
Commissions Paid		33,838
Insurance		5,681
Travel and entertainment		9,775
Professional fees		9,610
Office expenses		28,363
Regulation expenses		5,455
Rent		9,862
TOTAL OPERATING EXPENSES		161,314
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(793)
Income tax provision		-
NET INCOME (LOSS)	$	(793)

COVENTRY CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at September 30, 2014	**$ 104,000**	**$ 47,700**	**$ 16,216**	**$ 167,916**
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(793)	(793)
Balance at September 30, 2015	**$ 104,000**	**$ 47,700**	**$ 15,423**	**$ 167,123**

COVENTRY CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(793)
Adjustment to reconcile net income (loss) to net cash provided by		
Operating Activities		
(Increase) decrease in operating assets:		
Clearing Deposit		(76)
Clearing Cash		(4,444)
Commissions receivable		(484)
Increase (decrease) in operating liabilities:		
Accounts payable		8,055
Accrued expenses		(49)
Net Cash Provided by (Used in) Operating Activities		2,209
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances to officers		(1,782)
Net Cash Provided by (Used in) Financing Activities		(1,782)
Net increase (decrease) in cash and cash equivalents		427
Cash and cash equivalents at beginning of year		28
Cash and cash equivalents at end of year	$	455

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Coventry Capital, Inc. (the Firm) is a registered securities broker-dealer under the Securities Exchange Act of 1034. The Firm was formed in January 1984 and began operations in June 1984. The Firms does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Firm is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulation Authority (FINRA). The Firm's customers are located principally in the Granite City, Illinois area.

   The Firm (an introducing broker) clears its customer transaction through RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing broker will deduct from commissions due the Firm a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. Claims against the Firm, not otherwise resolved within 5 day notice to the Firm, may be charge to this deposit account by the clearing broker, upon termination of the agreement will deliver to the Firm the contents of the deposit account on or before the 30th day after said termination. The funds maintained with the clearing broker are a risk, uninsured and un-collateralized.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents, which are not held for sale in the ordinary course of business.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm from clearing broker from performing introductory broker-dealer services are based on contracted prices. The Firm considers commissions receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods over the estimated useful lives of three to seven years The Firm's policy is to capitalize all property and equipment purchases over $1,000. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

h. Revenue Recognition—Commission on options, securities and other financial products marketed by the Form are recorded gross on notice of the amount from the clearing broker on a settlement date basis.

i. Broker Compensation—Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Firm.

j. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at September 30 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

k. Operating Leases—The Firm leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

NOTE 2: RECEIVABLES FROM BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At September 30, 2015 there were receivables of $8,744.

NOTE 3: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as a C Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

The firm has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended September 30, 2015. The federal and state income tax returns of the Firm prior to the year ended September 2011 are subject to examination by the respective taxing authorities generally for three years after they were filed.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of September 30, 2015, net capital as defined by the rules, equaled $25,291. The ratio of aggregate indebtedness to net capital was 38.00%. Net capital in excess of the minimum required was $20,291.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $12,577 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. None of this amount represents customer funds.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the September 30, 2015 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended September 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2015, the Firm held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value:

	Level 1: Quoted Prices in Active Markets for Identical Assets	Total Fair Value at September 30, 2015
AS OF SEPTEMBER 30, 2015		
Cash and cash equivalents	$ 455	$ 455
Clearing deposit	13,722	13,722
Clearing cash	12,577	12,577
TOTAL ASSETS	$ 26,754	$ 26,754

NOTE 9: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provisions of paragraph (k) (2) (ii) "All customer transactions cleared through another broker-dealer on a filly disclosed basis". The Firm clears transaction through RBC Capital Markets, LLC. During the year ended September 30, 2015 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 10: LEASE AGREEMENT

On October 21, 2015 the Firm entered into a new operating lease agreement for office space. The amount of rent charged to operations was $9,862 for the year ended September 30, 2015. Minimum future lease payments under this lease for future year is as follows:

Year ended September 30, 2016	$ 2,700
Year ended September 30, 2017	225
TOTAL:	$ 2,925

NOTE 11: STOCK

The following summarized the Firm's stock at September 30, 2015:

	Common Stock
Authorized Shares	2,000
Issued Shares	50
Outstanding Shares	50
Par Value - per share	$ 2,080
Total Par Value	$ 104,000

NOTE 12: PROPERTY PLANT AND EQUIPMENT

At September 30, 2015, property and equipment consisted of the following:

Furniture and fixtures	$	17,000
Less: Accumulated depreciation		(17,000)
NET PROPERTY AND EQUIPMENT	$	-

Depreciation expense was $0 for the year ended September 30, 2015.

NOTE 11: RELATED PARTY TRANSACTIONS

The firm has an outstanding receivable from its major stockholder in the amount of $141,146.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued.

COVENTRY CAPITAL, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF SEPTEMBER 30, 2015

Total ownership equity from Statement of Financial Condition	$	167,123
less nonallowable assets from Statement of Financial Condition		(141,146)
Net capital before haircuts on securities positions	$	25,977
Haircuts on securities		(686)
Net Capital	$	25,291
Aggregate Indebtedness		9,610
Net capital required based on aggregate indebtedness (6-2/3%)		641
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	20,291
Total aggregate Indebtedness	$	9,610
(A) - 10% of total aggreate indebteness	$	961
(B) - 120% of minimum net capital requirement	$	6,000
Net Capital less the greater of (A) or (B)	$	19,291
Percentage of Aggregate Indebtedness to Net Capital		38.00%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

In planning and performing our audit of the financial statements of Coventry Capital, Inc. as of and for the year ended September 30, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered Coventry Capital, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Coventry Capital, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Coventry Capital, Inc. internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Coventry Capital, Inc., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Coventry Capital, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Coventry Capital, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Coventry Capital, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at NOVEMBER 20, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
DECEMBER 30, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the September 30, 2015 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
DECEMBER 30, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2011 to September 30, 2015, which were agreed to by Coventry Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Coventry Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Coventry Capital, Inc.'s management is responsible for Coventry Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2012 less revenues reported on the FOCUS reports for the period from January 1, 2013 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to September 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
DECEMBER 30, 2015

Coventry Capital Inc.

1635 West First Street

Suite 104

Granite City, IL 62040

Exemption from SEC Rule 15c3-3

Sept 30 2015

The following statements are made to the best knowledge and belief of Coventry Capital Inc.

1. Coventry Capital Inc. is exempt from provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): Coventry Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing or broker dealer.
2. Coventry Capital Inc. met the paragraph (k)(2)(ii) exemption throughout the most recent year without exception.

Brian F Spengemann

President

Coventry Capital Inc

December 30 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

We have examined Coventry Capital, Inc.'s statements, included in the accompanying Exemption Report, that (1) Coventry Capital, Inc.'s internal control over compliance was effective during the most recent fiscal year ended September 30, 2015; (2) Coventry Capital, Inc.'s internal control over compliance was effective as of September 30, 2015; (3) Coventry Capital, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of ***DECEMBER 30, 2015***; and (4) the information used to state that Coventry Capital, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Coventry Capital, Inc.'s books and records. Coventry Capital, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Coventry Capital, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of

Coventry Capital, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Coventry Capital, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Coventry Capital, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2015 Coventry Capital, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015 was derived from Coventry Capital, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Coventry Capital, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Coventry Capital, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Coventry Capital, Inc.'s statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
DECEMBER 30, 2015